EXHIBIT 99.1

Medicenna Announces Upcoming Presentations at the Society for Immunotherapy of Cancer 37th Annual Meeting

TORONTO and HOUSTON, Oct. 05, 2022 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. (“Medicenna” or “the Company”) (NASDAQ: MDNA TSX: MDNA), a clinical stage immunotherapy company, today announced the acceptance of two abstracts for poster presentations at the Society for Immunotherapy of Cancer (SITC) 37th Annual Meeting, which is taking place both virtually and in-person at the Boston Convention and Exhibition Center in Boston, MA, from November 8 – 12, 2022.

Both abstracts will be published by SITC at 8:00 a.m. ET on November 7, 2022. Additional details on the abstracts and corresponding poster presentations are shown below.

Title: Pharmacokinetic and Pharmacodynamic Profile of a First-in-Human Study with MDNA11, an Engineered Long-Acting ‘Beta-only’ IL2 Agonist
Abstract Number: 743
Poster Presentation Date and Time: November 10, 2022, from 9:00 a.m. – 9:00 p.m. ET
Poster Session Location: Boston Convention and Exhibition Center, Hall C

Title: Interim Single-agent Safety and Anti-tumor Activity from Dose Escalation Phase of ABILITY Study on MDNA11, a Long-acting Beta-only IL-2 Agonist
Abstract Number: 744
Poster Presentation Date and Time: November 11, 2022, from 9:00 a.m. – 8:30 p.m. ET
Poster Session Location: Boston Convention and Exhibition Center, Hall C

About Medicenna
Medicenna is a clinical stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class Empowered Superkines. Medicenna's long-acting IL-2 Superkine, MDNA11, is a next-generation IL-2 with superior CD122 (IL-2 receptor beta) binding without CD25 (IL-2 receptor alpha) affinity thereby preferentially stimulating cancer killing effector T cells and NK cells. Medicenna’s early-stage BiSKITs™ program, (Bifunctional SuperKine ImmunoTherapies) is designed to enhance the ability of Superkines to treat immunologically “cold” tumors. Medicenna's IL-4 Empowered Superkine, MDNA55, has been studied in 5 clinical trials including a Phase 2b trial for recurrent GBM, the most common and uniformly fatal form of brain cancer. MDNA55 has obtained Fast-Track and Orphan Drug status from the FDA and FDA/EMA, respectively.

Further Information

For further information about the Company please contact:

Elizabeth Williams, Chief Financial Officer, 416-648-5555, ewilliams@medicenna.com

Investor Contact

For more investor information, please contact:

Dan Ferry, Managing Director, LifeSci Advisors, 617-430-7576, daniel@lifesciadvisors.com